December 3, 2008

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20546

Re:	Global Payments Inc.
Form 10-K for the fiscal year ended May 31, 2008
Filed July 30, 2008
File No. 001-16111

Dear Mr. Owings:

We are in receipt of your letter dated November 21, 2008 regarding the above referenced matter, which requested that the Company respond to the staff’s comments within 10 business days. As discussed yesterday with Staff Attorney, Catherine Brown, the Company is currently preparing its response and has requested an extension of this deadline. This letter will confirm that in accordance with the discussions with Ms. Brown, the Company will respond to the staff’s comments on or before December 22, 2008.

Thank you for the courtesy your office has shown to us in this matter.

Sincerely,

/s/ David Mangum
David Mangum
Chief Financial Officer